SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 23, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated July 23, 2010 regarding “Ericsson (SE)—Ericsson second quarter results.”

SECOND QUARTER REPORT

July 23, 2010

ERICSSON SECOND QUARTER RESULTS

CEO COMMENT

“Group sales in the quarter declined -8% year-over-year with lower sales in Networks. Sales in Global Services were flat due to decline in network rollout although Professional Services increased 5%,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“Group sales increased sequentially by 6%. Sales for comparable units, adjusted for currency exchange rate effects and hedging declined year-over-year -15%. Operators showed a continued good demand for mobile broadband driven by smartphone and laptop usage. Sales were however impacted by continued industry component shortages and supply chain bottlenecks. We estimate that this had a negative impact on our sales in the quarter by SEK 3-4 b.

Gross margin improved year-over-year and sequentially due to business mix and efficiency gains. Cash flow declined year-over-year, mainly due to increased working capital. Sony Ericsson continued to show improved results and ST-Ericsson’s transition program is on track.

Net income improved year-over-year and sequentially, positively impacted by improved earnings in Sony Ericsson.

The market conditions we saw in the second half of 2009 with mixed operator investment behavior prevailed also in the first half of this year. In the quarter all regions, except North America, showed lower year-over-year sales. Meanwhile, sequential sales showed a more mixed picture with growth in regions such as Mediterranean, North America, Northern Europe and Central Asia, as well as Sub-Saharan Africa.

Over the past years, we have gone through major changes with cost reductions and strengthened portfolio and market presence while maintaining our technology leadership. The cost reduction program, initiated in the first quarter 2009 has been completed, reaching its target. Going forward, cost and capital efficiency will remain top of our agenda,” concludes Hans Vestberg.

	Second quarter				First quarter		Six months
SEK b.	2010	2009		Change	2010	Change	2010	2009		Change
Net sales	48.0	52.1		-8%	45.1	6%	93.1	101.7		-8%
Gross margin	39%	36%		—	39%	—	39%	36%		—
EBITA margin excl JVs1)	14%	13	%3)	—	13%	—	13%	13	%3)	—
Operating income excl JVs	5.3	6.1	3)	-12%	4.5	17%	9.9	10.8	3)	-9%
Operating margin excl JVs	11%	12	%3)	—	10%	—	11%	11	%3)	—
Ericsson’s share in earnings in JVs	-0.1	-2.0		—	-0.3	—	-0.4	-4.2		—
Income after financial items	5.1	4.8		4%	4.1	23%	9.2	8.2		12%
Net income	2.0	0.8		154%	1.3	59%	3.3	2.6		26%
EPS diluted, SEK	0.58	0.26		123%	0.39	49%	0.98	0.79		24%
Adjusted cash flow2)	-2.0	9.9		—	3.0	—	1.0	8.3		—
Cash flow from operations	-2.7	9.1		—	2.3	—	-0.4	6.3		—
Restructuring charges excl JVs	2.0	3.6		—	2.2	—	4.2	4.3		—

All numbers, excl. EPS, Net income and Cash flow from operations, excl. restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.
2)	Cash flow from operations excl. restructuring cash outlays that have been provided for. Cash outlays in the quarter were SEK 0.7 (0.8) b. For the first quarter, cash outlays amounted to SEK 0.7 b.
3)	Second quarter 2009 excl. capital gain of SEK 0.8 b from divested TEMS services operation.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter were down -8% year-over-year and increased 6% sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, declined -15% year-over-year. The net impact of currency exchange rate effects and hedging was slightly negative. Sales were impacted by continued industry component shortages and supply chain bottlenecks. We estimate that this had a negative impact on our sales in the quarter by SEK 3-4 b.

During the quarter, operators in a number of developing markets were still cautious with investments which impacted sales in Networks, Network Rollout and Multimedia. This was partly offset by increased sales in Professional Services and especially in Managed Services.

Gross margin, excluding restructuring, improved slightly sequentially and improved year-over-year to 39% (36%) due to business mix and efficiency gains.

The cost reduction activities have reduced operating expenses as planned. However, integration of the acquired CDMA and GSM businesses, higher investments in certain R&D areas and growing number of 4G/LTE trials, have resulted in an increase in operating expenses to SEK 13.9 (13.6) b., excluding restructuring charges. Other operating income and expenses were SEK 0.5 (1.6) b. in the quarter. Last year includes a capital gain of SEK 0.8 b. from the divested TEMS services operation.

Operating income, excluding joint ventures and restructuring charges, amounted to SEK 5.3 (6.1) b., including positive contribution from the acquired CDMA and GSM businesses. The year-over-year decline is mainly due to lower sales. Operating margin declined to 11% (12%) for the same reason. Sequentially, the margin improved due to increased sales and efficiency gains. The capital gain of SEK 0.8 b. from the divested TEMS services operation is excluded from the 2009 numbers.

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK -0.1 (-2.0) b. excluding restructuring charges, compared to SEK -0.3 b. in the first quarter. Sequentially, Sony Ericsson improved sales and margins significantly due to efficiency programs and new products. ST-Ericsson’s sales declined sequentially, however the loss remained at the same level, positively impacted by efficiency programs. Restructuring charges in joint ventures were SEK 0.2 b. in the quarter.

Financial net was SEK -0.1 (-0.1) b., mainly due to low interest rates and negative currency revaluation effects on financial assets and liabilities.

Net income amounted to SEK 2.0 (0.8) b. and earnings per share were SEK 0.58 (0.26) in the quarter.

Adjusted cash flow was SEK -2.0 (9.9) b. in the quarter, down sequentially from SEK 3.0 b. Cash flow from operations decreased mainly due to increased working capital as a result of tight components supply conditions which led to deliveries late in the quarter.

Balance sheet and other performance indicators

SEK b.	Dec 31 2009	Mar 31 2010	June 30 2010
Net cash	36.1	38.5	25.8
Interest-bearing liabilities and post-employment benefits	40.7	39.3	41.8
Trade receivables	66.4	62.7	69.4
Days sales outstanding	106	117	133
Inventory	22.7	24.1	29.4
Of which regional inventory	12.9	14.0	18.3
Inventory days	68	75	81
Payable days	57	59	61
Customer financing, net	2.3	2.9	3.1
Return on capital employed	4%	5%	6%
Equity ratio	52%	53%	51%

Ericsson Second Quarter Report 2010	2

Trade receivables increased sequentially by SEK 6.7 b. to SEK 69.4 (62.7) b. and days sales outstanding (DSO) increased from 117 to 133 days impacted by higher proportion of deliveries late in the quarter and currency exchange effects. The consolidation of the LG-Nortel operation impacted trade receivables by SEK 1.0 b.

Inventory increased sequentially by SEK 5.3 b. to SEK 29.4 (24.1) b. and inventory turnover days increased by six days from 75 to 81 days, impacted by continued component shortages and supply chain bottlenecks. The consolidation of the LG-Nortel operation impacted inventory by SEK 1.0 b.

Cash, cash equivalents and short-term investments amounted to SEK 67.6 (77.9) b. The net cash position decreased sequentially by SEK 12.7 b. to SEK 25.8 (38.5) b., due to pay out of dividend of SEK 6.4 b., the acquisition of Nortel’s part of LG-Nortel and negative cash flow from operations as a result of increased working capital.

During the quarter, approximately SEK 1.5 b. of provisions were utilized, of which SEK 0.7 b. related to restructuring. Additions of SEK 2.4 b. were made, of which SEK 1.3 b. related to restructuring. Reversals of SEK 0.3 b. were made.

Cost reduction program

The cost reduction program, initiated in first quarter 2009, has been completed by the second quarter 2010. The total annual savings of the program are estimated to SEK 15-16 b. from the second half of 2010. Of total restructuring charges of SEK 15.5 b., about SEK 6.0 b. is related to cost of sales and SEK 9.5 b. to operating expenses.

In the second quarter, restructuring charges, excluding joint ventures, amounted to SEK 2.0 b. At the end of the quarter, cash outlays of SEK 4.7 b. remain to be made.

Restructuring charges, SEK b.	2010 Q2	2010 Q1	2009 Full year
Cost of sales	-1.0	-0.8	-4.2
Research and development expenses	-0.6	-0.3	-6.1
Selling and administrative expenses	-0.4	-1.1	-1.0

Total	-2.0	-2.2	-11.3

Ericsson Second Quarter Report 2010	3

SEGMENT RESULTS

	Second quarter				First quarter		Six months
SEK b.	2010	2009		Change	2010	Change	2010	2009		Change
Networks sales	25.5	28.8		-12%	24.7	3%	50.2	57.6		-13%
EBITA margin1)	17%	14%		—	16%	—	16%	14%		—
Operating margin	13%	12%		—	12%	—	13%	12%		—

Global Services sales	20.1	20.0		0%	18.1	11%	38.2	37.5		2%
Of which Professional Services	14.8	14.1		5%	13.3	12%	28.1	26.9		5%
Of which Managed Services	5.6	4.6		23%	4.9	15%	10.5	8.8		20%
Of which Network Rollout	5.2	5.9		-12%	4.8	8%	10.1	10.6		-5%
EBITA margin1)	12%	12	%2)	—	12%	—	12%	11	%2)	—
Of which Professional Services	15%	16	%2)	—	16%	—	16%	16	%2)	—
Operating margin	12%	12	%2)	—	11%	—	11%	11	%2)	—
Of which Professional Services	15%	16	%2)	—	15%	—	15%	15	%2)	—

Multimedia sales	2.4	3.3		-27%	2.3	5%	4.7	6.6		-28%
EBITA margin1)	-5%	15%		—	-5%	—	-5%	12%		—
Operating margin	-13%	9%		—	-13%	—	-13%	5%		—

Total sales	48.0	52.1		-8%	45.1	6%	93.1	101.7		-8%

All numbers exclude restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.
2)	Second quarter 2009 excl. capital gain of SEK 0.8 b from divested TEMS services operation.

Networks

Networks’ sales in the quarter declined by -12% year-over-year. Voice related sales, such as 2G access and circuit switched core continued to decline. Increased mobile broadband sales (3G), including radio, backhaul and packet core, partly offset this impact. CDMA continued to develop favorably. Similar to the first quarter segment sales were negatively impacted by continued component shortages and supply chain bottlenecks.

The strong data traffic uptake is creating transmission bottlenecks and demand for microwave based backhaul solutions was strong in the quarter.

EBITA margin in the quarter increased year-over-year to 17% (14%) despite lower sales, positively impacted by continued efficiency gains and business mix with a high proportion of network expansions.

The multi standard radio base station RBS 6000 has been well received by customers and is now shipping in volumes. In the quarter, the world’s first commercial 42 Mbit/s HSPA network was launched with Ericsson equipment. There was continued good demand for IP infrastructure based on the SmartEdge platform. The same platform is used in Ericsson’s converged packet gateway which is part of the mobile packet core for 4G/LTE.

Global Services

Global Services sales were flat year-over-year, but increased 11% sequentially. Global services sales account for some 42% of total Group sales. Professional Services sales increased 5% year-over- year and in local currencies growth amounted to 9% year-over-year. Managed Services sales in the quarter increased by 23% year-over-year. Network Rollout sales decreased -12% year-over-year.

The year-over-year slow-down in growth in Global Services sales is primarily an effect of lower network rollout activity driven by fewer turnkey projects, continued component shortages and supply chain bottlenecks.

There is a continued good demand for services targeting the operational efficiency of operators, such as managed services, systems integration and consulting. Operators also show growing interest in network optimization services, driven by mobile broadband build out, as well as revenue assurance services. Services related to 2G voice sales developed unfavorably also this quarter.

EBITA margin for Global Services was flat year-over- year and sequentially at 12% (12%). EBITA margin for Professional Services amounted to 15% (16%) in the quarter and decreased slightly sequentially from 16%. Last year excludes a capital gain of SEK 0.8 b. from the divested TEMS operations.

During the quarter, nine managed services contracts were signed of which six were extensions or expansions of existing customer agreements. Further proof of operators’ interest in our services offering is our largest managed services contract in China to date with China Mobile Hebei announced on July 19.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in managed networks is more than 450 million, of which 50% are in high-growth markets.

Ericsson Second Quarter Report 2010	4

Multimedia

Multimedia sales in the quarter decreased by -27% year-over-year due to continued weak demand for revenue management solutions in regions India, Middle East and Sub-Saharan Africa. Sales grew 5% sequentially, driven by TV and Multimedia Brokering.

The TV business continued to show good development with strong demand for compression technology. EBITA margin declined to -5% (15%) year-over-year as a result of the lower sales.

Sony Ericsson

	Second quarter			First quarter		Six months
EUR m.	2010	2009	Change	2010	Change	2010	2009	Change
Number of units shipped (m.)	11.0	13.8	-20%	10.5	5%	21.5	28.3	-24%
Average selling price (EUR)	160	122	31%	134	19%	147	121	21%
Net sales	1,757	1,684	4%	1,405	25%	3,162	3,419	-8%
Gross margin	28%	12%	—	31%	—	29%	10%	—
Operating margin	2%	-16%	—	1%	—	2%	-19%	—
Income before taxes	31	-283	—	18	—	50	-653	—
Income before taxes, excl restructuring charges	63	-283	—	21	—	84	-640	—
Net income	12	-213	—	21	—	33	-505	—

Units shipped in the quarter were 11 million, a decrease of -20% year-over-year and an increase of 5% sequentially. Sales in the quarter were EUR 1,757 million, an increase of 4% year-over-year and 25% sequentially.

Average selling price in the quarter increased by 31% year-over-year due to improved product and geographical mix, as well as currency effects.

Income before taxes for the quarter, excluding restructuring charges, was a profit of EUR 63 (-283) million, illustrating the positive impact of the cost reduction program and favorable product mix. As of June 30, 2010, Sony Ericsson had a net cash position of EUR 609 million.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.1 (-1.5) b. in the quarter.

5

ST-Ericsson

	Second quarter			First quarter
USD m.	2010	2009	Change	2010	Change
Net sales	544	666	-18%	606	-10%
Adjusted operating income 1)	-118	-165	—	-114	—
Operating income before taxes	-148	-224	—	-164	—
Net income	-139	-213	—	-154	—

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

Net sales decreased by -10% sequentially, reflecting the continued portfolio transition, weaker than expected performance in Asia and some supply limitations, which were only partially offset by a positive performance by certain EDGE products.

The adjusted operating loss increased sequentially by USD 4 m. The impact of the lower level of revenues was mitigated by the positive effects of the cost savings generated in the quarter.

Net cash was USD 43 m. at the end of the quarter. During the quarter the company sold trade receivables without recourse, of which USD 67 m. were outstanding at the end of the quarter. The cash outflow was due to the operating loss and payments related to the restructuring.

The restructuring plans, respectively, of USD 230 m., announced on April 29, 2009, and of USD 115 million, announced on December 3, 2009, are on track. The USD 230 m. plan was completed with 87% of the savings realized at the end of the second quarter, and the full effects are expected to come through in the third quarter. The USD 115 m. restructuring plan is expected to start contributing savings from the third quarter of 2010.

ST-Ericsson is reported in US GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.4 (-0.6) b. in the quarter, including restructuring charges of SEK -19 (-140) m.

REGIONAL OVERVIEW

	Second quarter			First quarter		Six months
Sales, SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
North America	13.1	5.7	128%	9.5	37%	22.5	10.5	115%
Latin America	4.2	4.8	-12%	4.0	6%	8.2	9.2	-11%
Northern Europe and Central Asia	2.7	2.9	-7%	2.3	16%	5.0	5.8	-14%
Western and Central Europe	4.4	5.4	-19%	5.2	-16%	9.6	10.8	-11%
Mediterranean	5.6	6.8	-17%	5.1	11%	10.7	12.9	-17%
Middle East	3.8	4.7	-20%	3.9	-4%	7.7	8.7	-11%
Sub-Saharan Africa	3.0	3.6	-19%	2.4	22%	5.4	8.3	-35%
India	1.4	3.7	-63%	2.3	-41%	3.7	7.7	-52%
China and North East Asia	4.6	7.2	-36%	5.0	-7%	9.6	13.0	-26%
South East Asia and Oceania	3.6	5.7	-36%	3.5	4%	7.2	10.9	-34%
Other	1.6	1.6	3%	1.9	-14%	3.5	3.9	-10%

Total	48.0	52.1	-8%	45.1	6%	93.1	101.7	-8%

North America sales increased 128% year-over-year and 37% sequentially. The strong mobile data growth was further spurred by the launch of smartphones by all leading carriers. This development drives capacity investments in mobile broadband networks. Operators are also working on tiered price plans. In the quarter, Ericsson started volume deliveries of 4G/LTE.

Latin America sales decreased -12% year-over-year and grew 6% sequentially. Operator consolidation is ongoing in the region. Lower cost smartphones has created continuous growth in mobile broadband usage, pushing operators for investments in networks and services. LTE trials are ongoing in the region and additional 3G licenses are still to be auctioned in Costa Rica, Brazil and Mexico.

Northern Europe and Central Asia sales decreased by -7% year-over-year and increased 16% sequentially. Sales of mobile network infrastructure increased sequentially, mainly driven by major 2G expansions and 3G build-outs in the Eastern part of the region.

Ericsson Second Quarter Report 2010	6

Western and Central Europe sales decreased -19% year-over-year and -16% sequentially due to cautious operator investments in parts of the region. Development in the region showed large variations, parts of Western Europe developed favorably while Central Europe in general was slow. Mobile broadband usage is rapidly increasing in the region and operators are marketing network quality and speed as a differentiator. 4G/LTE and network modernization is high on operators’ agendas and new projects will be defined in coming quarters.

Services represented two thirds of the sales in the quarter, and operators’ focus on efficiency continued to drive a strong interest in exploring business models such as network sharing and network transformations leading to opportunities both in services and networks.

Mediterranean sales decreased -17% year-over-year and increased 11% sequentially. Operator investments in Spain and Greece were low due to overall economic environment. In order to meet demand for mobile broadband services operators continued to focus on network modernization. Operators also have operational efficiency high on the agenda which created good demand for managed services and consulting.

Middle East sales decreased -20% year-over-year and by -4% sequentially. Services sales showed a continued growth in the quarter driven by demand for managed services. Services represented 46% of the business in the region this quarter.

Sales development showed large variations across the region but in general operators were cautious with investments. Egypt and Gulf Countries developed favorably, while Turkey and Saudi Arabia were slower. Although 2G is still in operators’ focus, 3G related sales are becoming significant.

Sub-Saharan Africa sales decreased by -19% year- over-year and increased 22% sequentially. The region continued to be impacted by the global economic downturn with a tight credit environment. Operator consolidation is also taking place in the region, which temporarily reduced investments. Mobile subscriptions are developing positively with net additions for both voice and broadband services. New mobile licenses are being selected in certain countries.

India sales decreased -63% year-over-year and -41% sequentially due to cautious operator investments in the lead up to the 3G auctions as well as the ongoing government initiated security clearance process. The decline in business volumes mainly affected mobile infrastructure sales while recurring services business maintained its good development. The auctions for 3G and broadband wireless access operating at 2.3GHz took place in the quarter and deployments are expected to start in the second half of the year in a highly competitive market.

China and North East Asia sales decreased -36% year-over-year and by -7% sequentially. The year- over-year decline is related to timing of roll-out for 3G/WCDMA in mainland China. In 2009 a majority of network rollouts took place during the first half of the year. While operators on mainland China are still focused on successful 3G launches, operators across the region also now have 4G/LTE on the agenda. In Japan, demand for mobile broadband has had a positive effect on sales.

On June 30, 2010, the acquisition of Nortel’s part of LG-Nortel was completed. This positions Ericsson as a leading vendor in Korea. Another milestone was the showcase of the first complete TD-LTE solution with end-to-end capabilities together with ST-Ericsson in China.

South East Asia and Oceania sales decreased -36% year-over-year and increased 4% sequentially. Sales of network equipment were weaker overall due to cautious investment in a number of markets. Highlights include network expansions in Indonesia and Bangladesh. Access to spectrum for 3G and also 4G/LTE remains a limitation in several markets. Overall there is an increasing interest for managed services among operators in several countries.

The region includes a mix of markets focused on long- term government sponsored fiber deployments as well as operator investment in HSPA upgrades and 4G/LTE trials. Other markets in the region are continuing to expand in 2G and 3G mobile networks.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

Ericsson Second Quarter Report 2010	7

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

Operator investment behavior continues to vary across regions and countries. In markets with strong data traffic uptake, network quality and efficiencies are high on operators’ agendas.

Ericsson’s addressable market was estimated to USD 350 b. in 2009 of which USD 200 b. relates to the core business mobile networks, converged networks, services and multimedia. USD 150 b. relates to platforms and handsets.

While the global mobile infrastructure market declined by more than 10% in 2009 with continued decline in the first quarter 2010, measured in USD, we believe that the fundamentals for longer-term positive development for the industry remain solid. Ericsson is well positioned to drive and benefit from this development.

Mobile broadband is being built-out across the world. However, HSPA still only covers 25% of the world’s population.

Ericsson findings based on measurements in live networks show that global mobile data traffic almost doubled between Q109 to Q110. Mobile data traffic is forecasted to double annually over the next five years, primarily driven by 24/7 connectivity and usage of smartphones and laptops.

Voice traffic is still the main revenue source for operators even though data represents an increasing share as more and more consumers use data traffic generating devices, such as smartphones and laptops. For many large operators, mobile data revenues constitute 25% of total service revenues or more. In Japan there are operators whose data revenues account for more than 50% of total revenues. Tiered price plans for mobile broadband are on operators agendas and in some markets such plans have already been introduced.

From having connected places and currently people, operators are now moving towards connecting things. Ericsson believes that every device that can benefit from connectivity will be connected in the future.

Ericsson envisions that by 2020 50 b. devices will be connected.

Data traffic uptake in mobile as well as fixed networks drives need for higher capacity in areas such as backhaul, aggregation, transport, routing based on IP and Ethernet technologies.

With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This also drives demand for services targeting the operational efficiency of operators, such as managed services and consulting.

There is continued good growth in the professional services market. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

Mobile subscriptions are estimated to have increased by 190 million in the quarter, returning to higher growth levels. China and India alone accounted for 50% of net additions with 33 and 61 million respectively. Ericsson estimates that the global mobile subscriptions hit the 5 b. mark on July 8, 2010. Global mobile penetration is now 72%. GSM/GPRS/EDGE added 125 of the 190 million net subscription additions in the quarter and will continue to be an important technology for billions of users many years to come.

The global number of new WCDMA subscriptions grew by 40 million in the quarter to a total of 530 million, of which 245 million are estimated to be HSPA. Ericsson estimates that the global mobile broadband subscriptions will amount to more than 3.4 b. by 2015.

Demand for fixed broadband maintained a 3.5% growth rate during Q110 to add 16 million subscriptions for the quarter and reached 474 million. DSL remains the prevailing technology with around 66% of total subscribers. Top 3 countries, China, US and Japan, account for almost 50% of global fixed broadband subscriptions

Ericsson Second Quarter Report 2010	8

PARENT COMPANY INFORMATION

Net sales for the six-month period amounted to SEK 0.0 (0.3) b. and income after financial items was SEK 4.8 (5.2) b.

Major changes in the Parent Company’s financial position for the six-month period include; investments in LG-Ericsson of SEK 1.8 b.; decreased current and non-current receivables from subsidiaries of SEK 5.1 b.; decreased cash, cash equivalents and short-term investments of SEK 7.5 b. and decreased current and non-current liabilities to subsidiaries of SEK 10.6 b.

During the second quarter the dividend payment of SEK 6.4 b., as decided by the Annual General Meeting, has been made. As per June 30, 2010, cash, cash equivalents and short-term investments amounted to SEK 54.9 (62.4) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 1,316,895 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2010 was 76,385,435 Class B shares.

OTHER INFORMATION

Acquisition of Nortel’s stake of LG-Nortel completed

On June 30, 2010, Ericsson announced it had completed the acquisition of Nortel’s majority shareholding (50%+1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. The purchase price was USD 242 million on a cash and debt free basis. The acquisition will be accretive to Ericsson’s earnings within a year.

LG-Nortel generated approximately USD 650 million of sales in 2009 and had 1,300 employees. LG-Nortel was consolidated by Ericsson as of June 30, 2010 and is included in segment Networks. The new name of the operation is LG-Ericsson.

Nomination committee appointed

On June 16, 2010 Ericsson announced that the nomination committee for the Annual General Meeting of Shareholders (AGM) 2011 had been appointed in accordance with the procedure resolved by the AGM 2010. The committee consists of Jacob Wallenberg (chairman of the nomination committee), Carl-Olof By, Caroline af Ugglas, Marianne Nilsson and Michael Treschow.

Ericsson Second Quarter Report 2010	9

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties are described under ”Risk factors Assessment of risk environment” in our Annual Report 2009.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a continued uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack for borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the global services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all their markets.

Please refer further to Ericsson’s Annual Report 2009, where we describe our risks and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes.

Stockholm, July 23, 2010

Hans Vestberg, President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: October 22, 2010

Ericsson Second Quarter Report 2010	10

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the first six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 23, 2010

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf	Michael Treschow	Marcus Wallenberg
Deputy chairman	Chairman	Deputy chairman

Roxanne S. Austin	Sir Peter L. Bonfield	Anders Nyrén
Member of the board	Member of the board	Member of the board

Börje Ekholm	Ulf J. Johansson	Nancy McKinstry
Member of the board	Member of the board	Member of the board

Carl-Henric Svanberg		Michelangelo Volpi
Member of the board		Member of the board

Anna Guldstrand	Jan Hedlund	Karin Åberg
Member of the board	Member of the board	Member of the board

Hans Vestberg

Member of the board and

President and CEO

Ericsson Second Quarter Report 2010	11

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to June 30, 2010, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, July 23, 2010

PricewaterhouseCoopers

AB Peter Clemedtson

Authorized Public Accountant

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2010/6 month10-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), July 23.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

Ericsson Second Quarter Report 2010	12

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Åse Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Industry and Investor Relations	Head of Corporate Public and Media Relations
Phone: +46 10 719 9725, +46 730 244 872	Phone: +46 10 719 9727, +46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Susanne Andersson,	Corporate Public & Media Relations
Investor Relations	Phone: +46 10 719 69 92
Phone: +46 10 719 4631	E-mail: medial.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Andreas Hedemyr,	Org. number: 556016-0680
Investor Relations	Torshamnsgatan 23
Phone: +46 10 714 3748	SE-164 83 Stockholm
E-mail: investor.relations@ericsson.com	Phone: +46 10 719 0000
www.ericsson.com

Ericsson Second Quarter Report 2010	13

DISCLOSURE PURSUANT TO THE SWEDISH SECURITIES MARKETS ACT

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on July 23, 2010.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Second Quarter Report 2010	14

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Second Quarter Report 2010	15

Consolidated Income Statement

	Apr - Jun			Jan - Jun
SEK million	2009	2010	Change	2009	2010	Change
Net sales	52,142	47,972	-8%	101,711	93,084	-8%
Cost of sales	-34,531	-30,235	-12%	-66,488	-58,762	-12%

Gross income	17,611	17,737	1%	35,223	34,322	-3%
Gross margin (%)	33.8%	37.0%		34.6%	36.9%

Research and development expenses	-8,451	-7,751	-8%	-15,531	-15,277	-2%
Selling and administrative expenses	-7,443	-7,158	-4%	-14,306	-14,166	-1%

Operating expenses	-15,894	-14,909	-6%	-29,837	-29,443	-1%

Other operating income and expenses	1,640	500	-70%	1,982	802	-60%

Operating income before shares in earnings of JV and associated companies	3,357	3,328	-1%	7,368	5,681	-23%
Operating margin before shares in earnings of JV and associated companies (%)	6.4%	6.9%		7.2%	6.1%
Shares in earnings of JV and associated companies	-2,144	-308		-4,380	-680

Operating income	1,213	3,020		2,988	5,001
Financial income	4	470		1,264	748
Financial expenses	-79	-596		-536	-1,034

Income after financial items	1,138	2,894		3,716	4,715
Taxes	-341	-867		-1,086	-1,414

Net income	797	2,027		2,630	3,301	26%

Net income attributable to:
- Stockholders of the Parent Company	831	1,881		2,548	3,145
- Minority interests	-34	146		82	156

Other information
Average number of shares, basic (million)	3,188	3,196		3,188	3,196
Earnings per share, basic (SEK)1)	0.26	0.59		0.80	0.98
Earnings per share, diluted (SEK)1)	0.26	0.58		0.79	0.98

Statement of Comprehensive Income

	Apr - Jun		Jan - Jun
SEK million	2009	2010	2009	2010
Net income	797	2,027	2,630	3,301
Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions participations	902	-242	-282	-528
Fair value remeasurement	—	9	-1	9
Cash flow hedges
Gains/losses arising during the period	1,682	-1,764	-904	-1,568
Reclassification adjustments for gains/losses included in profit or loss	1,042	334	5,444	44
Adjustments for amounts transferred to initial carrying amount of hegded items	—	-136	-1,261	-136
Changes in cumulative translation adjustments	-1,593	3,772	1,867	3,157
Tax on items relating to components of OCI	-870	476	-1,026	487

Total other comprehensive income	1,163	2,449	3,837	1,465

Total comprehensive income	1,960	4,476	6,467	4,766

Total comprehensive income attributable to:
- Stockholders of the Parent Company	2,054	4,232	6,380	4,491
- Minority interests	-94	244	87	275

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2010, July 23, 2010	16

Consolidated Balance Sheet

SEK million	Dec 31 2009	Mar 31 2010	Jun 30 2010
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,079	2,189	2,706
Goodwill	27,375	27,638	30,003
Intellectual property rights, brands and other intangible assets	18,739	17,107	16,801

Property, plant and equipment	9,606	9,319	9,810

Financial assets
Equity in JV and associated companies	11,578	11,286	11,596
Other investments in shares and participations	256	240	266
Customer financing, non-current	830	979	969
Other financial assets, non-current	2,577	1,948	2,692

Deferred tax assets	14,327	14,710	16,053

	87,367	85,416	90,896
Current assets
Inventories	22,718	24,126	29,397

Trade receivables	66,410	62,695	69,385
Customer financing, current	1,444	1,885	2,132
Other current receivables	15,146	15,853	17,429

Short-term investments	53,926	56,816	51,980
Cash and cash equivalents	22,798	21,039	15,610

	182,442	182,414	185,933

Total assets	269,809	267,830	276,829

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	139,870	140,290	138,309
Minority interests in equity of subsidiaries	1,157	1,163	2,115

	141,027	141,453	140,424
Non-current liabilities
Post-employment benefits	8,533	8,061	8,498
Provisions, non-current	461	499	513
Deferred tax liabilities	2,270	2,307	2,431
Borrowings, non-current	29,996	29,257	29,491
Other non-current liabilities	2,035	2,200	2,296

	43,295	42,324	43,229
Current liabilities
Provisions, current	11,970	11,566	12,548
Borrowings, current	2,124	2,017	3,797
Trade payables	18,864	17,806	20,266
Other current liabilities	52,529	52,664	56,565

	85,487	84,053	93,176

Total equity and liabilities	269,809	267,830	276,829

Of which interest-bearing liabilities and post-employment benefits	40,653	39,335	41,786

Net cash	36,071	38,520	25,804

Assets pledged as collateral	550	558	579
Contingent liabilities	1,245	884	872

Ericsson Second Quarter Report 2010, July 23, 2010	17

Consolidated Statement of Cash Flows

	Apr - Jun		Jan - Jun		Jan - Dec 2009
SEK million	2009	2010	2009	2010
Operating activities
Net income	797	2,027	2,630	3,301	4,127
Adjustments to reconcile net income to cash
Taxes	-640	-560	-1,268	-726	-1,011
Earnings/dividends in JV and associated companies	1,718	364	3,482	677	6,083
Depreciation, amortization and impairment losses	3,112	2,304	4,964	5,437	12,124
Other	-643	-260	-1,266	-695	-340

Net income affecting cash	4,344	3,875	8,542	7,994	20,983

Changes in operating net assets
Inventories	1,606	-3,462	-756	-4,927	5,207
Customer financing, current and non-current	-267	-208	-268	-806	598
Trade receivables	5,017	-3,816	6,827	138	7,668
Trade payables	-1,863	1,433	-3,223	478	-3,522
Provisions and post-employment benefits	1,532	788	-1,733	-270	-2,950
Other operating assets and liabilities, net	-1,238	-1,317	-3,116	-3,020	-3,508

	4,787	-6,582	-2,269	-8,407	3,493
Cash flow from operating activities	9,131	-2,707	6,273	-413	24,476

Investing activities
Investments in property, plant and equipment	-1,189	-1,016	-2,207	-1,675	-4,006
Sales of property, plant and equipment	114	45	139	92	534
Acquisitions/divestments of subsidiaries and other operations, net	981	-868	-8,510	-1,948	-18,082
Product development	-327	-724	-536	-1,002	-1,443
Other investing activities	886	-1,819	-531	40	2,606
Short-term investments	522	5,949	98	2,105	-17,071

Cash flow from investing activities	987	1,567	-11,547	-2,388	-37,462

Cash flow before financing activities	10,118	-1,140	-5,274	-2,801	-12,986

Financing activities
Dividends paid	-5,956	-6,401	-5,956	-6,401	-6,318
Other financing activities	8,012	1,529	9,886	1,473	4,617

Cash flow from financing activities	2,056	-4,872	3,930	-4,928	-1,701

Effect of exchange rate changes on cash	441	583	494	541	-328

Net change in cash	12,615	-5,429	-850	-7,188	-15,015

Cash and cash equivalents, beginning of period	24,348	21,039	37,813	22,798	37,813

Cash and cash equivalents, end of period	36,963	15,610	36,963	15,610	22,798

Ericsson Second Quarter Report 2010, July 23, 2010	18

Consolidated Statement of Changes in Equity

SEK million	Jan - Jun 2009	Jan - Dec 2009	Jan - Jun 2010
Opening balance	142,084	142,084	141,027
Total comprehensive income	6,467	4,612	4,766
Stock issue	135	135	—
Sale / Repurchase of own shares	-107	-60	23
Stock purchase and stock option plans	324	658	316
Dividends paid	-5,956	-6,318	-6,401
Business combinations	-3	-84	693

Closing balance	142,944	141,027	140,424

Ericsson Second Quarter Report 2010, July 23, 2010	19

Consolidated Income Statement – Isolated Quarters

	2009				2010
SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	49,569	52,142	46,433	58,333	45,112	47,972
Cost of sales	-31,957	-34,531	-30,455	-39,335	-28,527	-30,235

Gross income	17,612	17,611	15,978	18,998	16,585	17,737
Gross margin (%)	35.5%	33.8%	34.4%	32.6%	36.8%	37.0%

Research and development expenses	-7,080	-8,451	-8,218	-9,306	-7,526	-7,751
Selling and administrative expenses	-6,863	-7,443	-5,279	-7,323	-7,008	-7,158

Operating expenses	-13,943	-15,894	-13,497	-16,629	-14,534	-14,909

Other operating income and expenses	342	1,640	222	878	302	500

Operating income before shares in earnings of JV and associated companies	4,011	3,357	2,703	3,247	2,353	3,328
Operating margin before shares in earnings of JV and associated companies (%)	8.1%	6.4%	5.8%	5.6%	5.2%	6.9%

Shares in earnings of JV and associated companies	-2,236	-2,144	-1,559	-1,461	-372	-308

Operating income	1,775	1,213	1,144	1,786	1,981	3,020

Financial income	1,260	4	296	314	278	470
Financial expenses	-457	-79	-294	-719	-438	-596

Income after financial items	2,578	1,138	1,146	1,381	1,821	2,894

Taxes	-745	-341	-374	-656	-547	-867

Net income	1,833	797	772	725	1,274	2,027

Net income attributable to:
- Stockholders of the Parent Company	1,717	831	810	314	1,264	1,881
- Minority interests	116	-34	-38	411	10	146

Other information
Average number of shares, basic (million)	3,187	3,188	3,190	3,194	3,195	3,196
Earnings per share, basic (SEK)1)	0.54	0.26	0.25	0.10	0.40	0.59
Earnings per share, diluted (SEK)1)	0.54	0.26	0.25	0.10	0.39	0.58

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Second Quarter Report 2010, July 23, 2010	20

Consolidated Statement of Cash Flows – Isolated Quarters

	2009				2010
SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Operating activities
Net income	1,833	797	772	725	1,274	2,027
Adjustments to reconcile net income to cash
Taxes	-628	-640	-1,137	1,394	-166	-560
Earnings/dividends in JV and associated companies	1,764	1,718	1,319	1,282	313	364
Depreciation, amortization and impairment losses	1,852	3,112	3,268	3,892	3,133	2,304
Other	-623	-643	978	-52	-435	-260

Net income affecting cash	4,198	4,344	5,200	7,241	4,119	3,875

Changes in operating net assets
Inventories	-2,362	1,606	660	5,303	-1,465	-3,462
Customer financing, current and non-current	-1	-267	394	472	-598	-208
Trade receivables	1,810	5,017	3,655	-2,814	3,954	-3,816
Trade payables	-1,360	-1,863	-2,096	1,797	-955	1,433
Provisions and post-employment benefits	-3,265	1,532	-1,060	-157	-1,058	788
Other operating assets and liabilities, net	-1,878	-1,238	-1,076	684	-1,703	-1,317

	-7,056	4,787	477	5,285	-1,825	-6,582

Cash flow from operating activities	-2,858	9,131	5,677	12,526	2,294	-2,707

Investing activities
Investments in property, plant and equipment	-1,018	-1,189	-690	-1,109	-659	-1,016
Sales of property, plant and equipment	25	114	99	296	47	45
Acquisitions/divestments of subsidiaries and other operations, net	-9,491	981	-750	-8,822	-1,080	-868
Product development	-209	-327	-245	-662	-278	-724
Other investing activities	-1,417	886	3,226	-89	1,859	-1,819
Short-term investments	-424	522	-17,847	678	-3,844	5,949

Cash flow from investing activities	-12,534	987	-16,207	-9,708	-3,955	1,567

Cash flow before financing activities	-15,392	10,118	-10,530	2,818	-1,661	-1,140

Financing activities
Dividends paid	—	-5,956	-20	-342	—	-6,401
Other financing activities	1,874	8,012	535	-5,804	-56	1,529

Cash flow from financing activities	1,874	2,056	515	-6,146	-56	-4,872

Effect of exchange rate changes on cash	53	441	-1,263	441	-42	583

Net change in cash	-13,465	12,615	-11,278	-2,887	-1,759	-5,429

Cash and cash equivalents, beginning of period	37,813	24,348	36,963	25,685	22,798	21,039

Cash and cash equivalents, end of period	24,348	36,963	25,685	22,798	21,039	15,610

Ericsson Second Quarter Report 2010, July 23, 2010	21

Parent Company Income Statement

	Apr - Jun		Jan - Jun
SEK million	2009	2010	2009	2010
Net sales	26	8	264	18
Cost of sales	-13	-5	9	-12

Gross income	13	3	273	6

Operating expenses	-870	-564	-1,583	-1,880
Other operating income and expenses	728	681	1,473	1,293

Operating income	-129	120	163	-581

Financial net	3,929	5,299	5,056	5,370
Income after financial items	3,800	5,419	5,219	4,789

Transfers to (-) / from untaxed reserves	—	—	—	—
Taxes	-2	-136	-372	64

Net income	3,798	5,283	4,847	4,853

Statement of Comprehensive Income

	Apr - Jun		Jan - Jun
SEK million	2009	2010	2009	2010
Net income	3,798	5,283	4,847	4,853

Cash flow hedges
Gains/losses arising during the period	—	136	612	136
Adjustments for amounts transferred to initial carrying amount of hegded items	—	-136	-1,385	-136

Tax on items reported directly in or transferred from equity	—	—	204	—

Other comprehensive income	—	—	-569	—

Total comprehensive income	3,798	5,283	4,278	4,853

Parent Company Balance Sheet

SEK million	Dec 31 2009	Jun 30 2010
ASSETS
Fixed assets
Intangible assets	2,219	1,160
Tangible assets	527	505
Financial assets	101,344	99,122

	104,090	100,787
Current assets
Inventories	61	43
Receivables	23,704	22,740
Short-term investments	53,926	51,980
Cash and cash equivalents	8,477	2,946

	86,168	77,709
Total assets	190,258	178,496

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	47,859
Non-restricted equity	41,953	40,441

	89,812	88,300

Untaxed reserves	915	915

Provisions	1,069	1,082

Non-current liabilities	57,011	54,502

Current liabilities	41,451	33,697

Total stockholders’ equity, provisions and liabilities	190,258	178,496

Assets pledged as collateral	550	579
Contingent liabilities	13,072	15,743

Ericsson Second Quarter Report 2010, July 23, 2010	22

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee. The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2009, and should be read in conjunction with that annual report.

As from January 1, 2010, the Company has applied the following new or amended IFRS:

•	IFRS 3 Business Combinations (revised)

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, an expansion of the definition of a business and a business combination, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition- related costs should be expensed as incurred.

•	IAS 27 Consolidated and separate financial statements (revised)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. The standard also specifies the ac- counting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income statement.

The following new or amended standards and interpretations have also been adopted:

•	IFRIC17, Distributions of Non-Cash Assets to Owners (Issued November 27, 2008)

•	IFRS 2, amendment, Group Cash-settled Share-based Payment Transactions (issued June 18, 2009)

•	Improvements to IFRSs (Issued April 16, 2009)

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per June 30, 2010 and IFRS as endorsed by the EU. However, the impact on business combination accounting due to the revised IFRS 3 Business Combinations is dependent on type and size of any future arrangement involving business combination.

Ericsson Second Quarter Report 2010, July 23, 2010	23

Accounting Policies (cont.)

Changes in external reporting

Change in segments

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST- Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of Networks. All other segments are unchanged. With this change the external reporting is aligned with the new internal reporting structure.

Segments as of January 1, 2010:

Networks

Global Services

Of which Professional Services

Of which Managed Services

Of which Network Rollout

Multimedia

Sony Ericsson

ST-Ericsson

Change in geographical break down

As of January 1, 2010, the geographical reporting structure is changed. Instead of five geographical areas, ten regions are reported, mirroring the new internal geographical organization. A part called “Other” is also be reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

Regions as of January 1, 2010:

North America

Latin America

North Europe and Central Asia

Western and Central Europe

Mediterranean

Middle East

Sub-Saharan Africa

India

China and Northeast Asia

South East Asia and Oceania

Other

In 2008 and 2009 Ericsson reported top 15 countries. As of January 1, 2010, top five countries are reported.

EBITA replaces EBITDA

As of January 1, 2010, EBITA and EBITA margin for segments are reported. This is also reported for Network Rollout and Profes- sional Services in Global Services. For the Managed Services sales figures are reported. EBITA is defined as Earnings Before Interest, Tax, Amortizations and write-downs of acquired intangibles. EBITA margin is defined as Earnings Before Interest, Taxes, Amortizations and write-downs of acquired intangibles, as a percentage of Net Sales. Previous years, Ericsson has reported EBITDA. The shift to EBITA is done to better reflect the underlying business.

Numbers have been restated for 2009 accordingly.

Ericsson Second Quarter Report 2010, July 23, 2010	24

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	28,842	28,795	24,504	31,844	24,704	25,472
Global Services1)	17,486	20,019	18,578	23,137	18,098	20,080
Of which Professional Services	12,799	14,077	12,780	16,466	13,251	14,838
Of which Managed Services	4,178	4,587	3,570	5,098	4,888	5,642
Of which Network Rollout	4,687	5,942	5,798	6,671	4,847	5,242
Multimedia	3,241	3,328	3,351	3,352	2,310	2,420

Total	49,569	52,142	46,433	58,333	45,112	47,972

	2009				2010
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	-25%	0%	-15%	30%	-22%	3%
Global Services1)	-26%	14%	-7%	25%	-22%	11%
Of which Professional Services	-21%	10%	-9%	29%	-20%	12%
Of which Managed Services	-2%	10%	-22%	43%	-4%	15%
Of which Network Rollout	-38%	27%	-2%	15%	-27%	8%
Multimedia	-17%	3%	1%	0%	-31%	5%

Total	-26%	5%	-11%	26%	-23%	6%

	2009				2010
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	13%	1%	-13%	-17%	-14%	-12%
Global Services1)	20%	27%	13%	-3%	3%	0%
Of which Professional Services	28%	28%	9%	2%	4%	5%
Of which Managed Services	37%	37%	-1%	19%	17%	23%
Of which Network Rollout	4%	24%	24%	-12%	3%	-12%
Multimedia	25%	23%	-4%	-14%	-29%	-27%

Total	12%	7%	-6%	-13%	-9%	-8%

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks1)	28,842	57,637	82,141	113,985	24,704	50,176
Global Services1)	17,486	37,505	56,083	79,220	18,098	38,178
Of which Professional Services	12,799	26,876	39,656	56,122	13,251	28,089
Of which Managed Services	4,178	8,765	12,335	17,433	4,888	10,530
Of which Network Rollout	4,687	10,629	16,427	23,098	4,847	10,089
Multimedia	3,241	6,569	9,920	13,272	2,310	4,730

Total	49,569	101,711	148,144	206,477	45,112	93,084

	2009				2010
Year to date, year over year change, percent	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks1)	13%	7%	0%	-5%	-14%	-13%
Global Services1)	20%	24%	20%	12%	3%	2%
Of which Professional Services	28%	28%	21%	15%	4%	5%
Of which Managed Services	37%	37%	24%	22%	17%	20%
Of which Network Rollout	4%	14%	18%	7%	3%	-5%
Multimedia	25%	24%	13%	5%	-29%	-28%

Total	12%	10%	4%	-1%	-9%	-8%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.

Ericsson Second Quarter Report 2010, July 23, 2010	25

Operating Income by Segment by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	3,067	1,265	1,138	2,128	1,540	2,507
Global Services1)	1,520	2,249	1,426	1,076	1,325	1,377
Of which Professional Services	1,749	2,265	1,628	1,347	1,419	1,331
Of which Network Rollout	-229	-16	-202	-271	-94	46
Multimedia	44	18	330	263	-335	-479
Unallocated 2)	-77	-323	-168	-287	-158	-128

Subtotal Segments excluding Sony Ericsson and ST- Ericsson	4,554	3,209	2,726	3,180	2,372	3,277

Sony Ericsson	-2,070	-1,543	-1,036	-1,044	76	134
ST-Ericsson 3)	-709	-453	-546	-351	-467	-391

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-1,996	-1,582	-1,395	-391	-257

Total	1,775	1,213	1,144	1,785	1,981	3,020

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks1)	3,067	4,332	5,470	7,598	1,540	4,047
Global Services1)	1,520	3,769	5,195	6,271	1,325	2,702
Of which Professional Services	1,749	4,015	5,643	6,990	1,419	2,750
Of which Network Rollout	-229	-246	-448	-719	-94	-48
Multimedia	44	62	392	655	-335	-814
Unallocated 2)	-77	-400	-568	-855	-158	-286

Subtotal Segments excluding Sony Ericsson and ST- Ericsson	4,554	7,763	10,489	13,669	2,372	5,649

Sony Ericsson	-2,070	-3,613	-4,649	-5,693	76	210
ST-Ericsson 3)	-709	-1,162	-1,708	-2,059	-467	-858

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-4,775	-6,357	-7,752	-391	-648

Total	1,775	2,988	4,132	5,917	1,981	5,001

Operating Margin by Segment by Quarter

	2009				2010
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	11%	4%	5%	7%	6%	10%
Global Services1)	9%	11%	8%	5%	7%	7%
Of which Professional Services	14%	16%	13%	8%	11%	9%
Of which Network Rollout	-5%	0%	-3%	-4%	-2%	1%
Multimedia	1%	1%	10%	8%	-15%	-20%

Subtotal excluding Sony Ericsson and ST- Ericsson	9%	6%	6%	5%	5%	7%

	2009				2010
As percentage of net sales, Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks1)	11%	8%	7%	7%	6%	8%
Global Services1)	9%	10%	9%	8%	7%	7%
Of which Professional Services	14%	15%	14%	12%	11%	10%
Of which Network Rollout	-5%	-2%	-3%	-3%	-2%	0%
Multimedia	1%	1%	4%	5%	-15%	-17%

Subtotal excluding Sony Ericsson and ST- Ericsson	9%	8%	7%	7%	5%	6%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Second Quarter Report 2010, July 23, 2010	26

EBITA by Segment by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	3,604	3,071	3,064	4,268	3,052	3,355
Global Services1)	1,606	2,334	1,671	1,259	1,770	1,523
Of which Professional Services	1,825	2,339	1,863	1,503	1,764	1,449
Of which Network Rollout	-219	-5	-192	-244	6	74
Multimedia	249	226	468	514	-123	-262
Unallocated 2)	-73	-327	-162	-284	-158	-127

Subtotal Segments excluding Sony Ericsson and ST- Ericsson	5,386	5,304	5,041	5,757	4,541	4,489

Sony Ericsson	-2,070	-1,543	-1,036	-1,044	76	134
ST-Ericsson 3)	-709	-453	-546	-351	-467	-391

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-1,996	-1,582	-1,395	-391	-257

Total	2,607	3,308	3,459	4,362	4,150	4,232

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks1)	3,604	6,675	9,739	14,007	3,052	6,407
Global Services1)	1,606	3,940	5,611	6,870	1,770	3,293
Of which Professional Services	1,825	4,165	6,028	7,531	1,764	3,213
Of which Network Rollout	-219	-225	-417	-661	6	80
Multimedia	249	475	943	1,457	-123	-385
Unallocated 2)	-73	-400	-562	-846	-158	-285

Subtotal Segments excluding Sony Ericsson and ST- Ericsson	5,386	10,690	15,731	21,488	4,541	9,030

Sony Ericsson	-2,070	-3,613	-4,649	-5,693	76	210
ST-Ericsson 3)	-709	-1,162	-1,708	-2,059	-467	-858

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-4,775	-6,357	-7,752	-391	-648

Total	2,607	5,915	9,374	13,736	4,150	8,382

EBITA Margin by Segment by Quarter

	2009				2010
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	13%	11%	13%	13%	12%	13%
Global Services1)	9%	12%	9%	5%	10%	8%
Of which Professional Services	14%	17%	15%	9%	13%	10%
Of which Network Rollout	-5%	0%	-3%	-4%	0%	1%
Multimedia	8%	7%	14%	15%	-5%	-11%

Subtotal excluding Sony Ericsson and ST- Ericsson	11%	10%	11%	10%	10%	9%

	2009				2010
As percentage of net sales, Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks1)	13%	12%	12%	12%	12%	13%
Global Services1)	9%	11%	10%	9%	10%	9%
Of which Professional Services	14%	16%	15%	13%	13%	11%
Of which Network Rollout	-5%	-2%	-3%	-3%	0%	1%
Multimedia	8%	7%	10%	11%	-5%	-8%

Subtotal excluding Sony Ericsson and ST- Ericsson	11%	11%	11%	10%	10%	10%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Second Quarter Report 2010, July 23, 2010	27

Net Sales by Region by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
North America	4,762	5,734	3,980	9,436	9,498	13,050
Latin America	4,376	4,797	4,993	5,859	3,964	4,200
Northern Europe & Central Asia1 ) 2)	2,889	2,884	2,709	3,499	2,300	2,679
Western & Central Europe2 )	5,387	5,437	5,494	6,141	5,235	4,414
Mediterranean2)	6,131	6,797	5,181	7,052	5,060	5,630
Middle East	3,956	4,750	4,503	5,041	3,948	3,796
Sub Saharan Africa	4,677	3,643	3,190	3,831	2,418	2,951
India	4,025	3,653	4,156	3,428	2,303	1,351
China & North East Asia	5,790	7,171	5,600	7,399	4,950	4,607
South East Asia & Oceania	5,209	5,679	4,790	5,171	3,517	3,643
Other1) 2)	2,367	1,597	1,837	1,476	1,919	1,651

Total	49,569	52,142	46,433	58,333	45,112	47,972

1) Of which Sweden	1,197	1,091	1,076	732	1,047	996
2) Of which EU	12,604	12,595	11,033	13,081	11,065	10,384

	2009				2010
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	3%	20%	-31%	137%	1%	37%
Latin America	-44%	10%	4%	17%	-32%	6%
Northern Europe & Central Asia1 ) 2)	-44%	0%	-6%	29%	-34%	16%
Western & Central Europe2 )	-21%	1%	1%	12%	-15%	-16%
Mediterranean 2)	-37%	11%	-24%	36%	-28%	11%
Middle East	-26%	20%	-5%	12%	-22%	-4%
Sub Saharan Africa	-4%	-22%	-12%	20%	-37%	22%
India	-13%	-9%	14%	-18%	-33%	-41%
China & North East Asia	-32%	24%	-22%	32%	-33%	-7%
South East Asia & Oceania	-20%	9%	-16%	8%	-32%	4%
Other1) 2)	-17%	-33%	15%	-20%	30%	-14%

Total	-26%	5%	-11%	26%	-23%	6%

1) Of which Sweden	-50%	-9%	-1%	-32%	43%	-5%
2) Of which EU	-31%	0%	-12%	19%	-15%	-6%

	2009				2010
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	63%	46%	-2%	104%	99%	128%
Latin America	7%	-2%	-18%	-25%	-9%	-12%
Northern Europe & Central Asia1 ) 2)	-5%	-9%	-23%	-32%	-20%	-7%
Western & Central Europe2 )	11%	14%	9%	-10%	-3%	-19%
Mediterranean2)	-4%	3%	-23%	-28%	-17%	-17%
Middle East	-5%	12%	10%	-6%	0%	-20%
Sub Saharan Africa	47%	5%	-17%	-21%	-48%	-19%
India	42%	-5%	7%	-26%	-43%	-63%
China & North East Asia	27%	38%	50%	-14%	-15%	-36%
South East Asia & Oceania	29%	15%	-13%	-20%	-32%	-36%
Other1) 2)	-42%	-53%	-33%	-48%	-19%	3%

Total	12%	7%	-6%	-13%	-9%	-8%

1) Of which Sweden	-40%	-53%	-51%	-69%	-13%	-9%
2) Of which EU	-1%	-6%	-16%	-29%	-12%	-18%

Ericsson Second Quarter Report 2010, July 23, 2010	28

Net Sales by Region by Quarter (cont.)

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
North America	4,762	10,496	14,476	23,912	9,498	22,548
Latin America	4,376	9,173	14,166	20,025	3,964	8,164
Northern Europe & Central Asia1) 2)	2,889	5,773	8,482	11,981	2,300	4,979
Western & Central Europe2 )	5,387	10,824	16,318	22,459	5,235	9,649
Mediterranean2)	6,131	12,928	18,109	25,161	5,060	10,690
Middle East	3,956	8,706	13,209	18,250	3,948	7,744
Sub Saharan Africa	4,677	8,320	11,510	15,341	2,418	5,369
India	4,025	7,678	11,834	15,262	2,303	3,654
China & North East Asia	5,790	12,961	18,561	25,960	4,950	9,557
South East Asia & Oceania	5,209	10,888	15,678	20,849	3,517	7,160
Other1) 2)	2,367	3,964	5,801	7,277	1,919	3,570

Total	49,569	101,711	148,144	206,477	45,112	93,084

1) Of which Sweden	1,197	2,288	3,364	4,096	1,047	2,043
2) Of which EU	12,604	25,199	36,232	49,313	11,065	21,449

Year to date, year-over-year change, percent	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
North America	63%	53%	33%	54%	99%	115%
Latin America	7%	2%	-6%	-13%	-9%	-11%
Northern Europe & Central Asia1) 2)	-5%	-7%	-13%	-19%	-20%	-14%
Western & Central Europe2 )	11%	13%	11%	4%	-3%	-11%
Mediterranean2)	-4%	-1%	-8%	-15%	-17%	-17%
Middle East	-5%	4%	6%	2%	0%	-11%
Sub Saharan Africa	47%	25%	10%	0%	-48%	-35%
India	42%	15%	12%	0%	-43%	-52%
China & North East Asia	27%	33%	37%	18%	-15%	-26%
South East Asia & Oceania	29%	21%	8%	-1%	-32%	-34%
Other1) 2)	-42%	-47%	-44%	-45%	-19%	-10%

Total	12%	10%	4%	-1%	-9%	-8%

1) Of which Sweden	-40%	-47%	-48%	-54%	-13%	-11%
2) Of which EU	-1%	-4%	-8%	-14%	-12%	-15%

Ericsson Second Quarter Report 2010, July 23, 2010	29

External Net Sales by Region by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q2 2010	Networks	Global Services	Multimedia	Total
North America	8,218	4,538	294	13,050
Latin America	2,233	1,825	142	4,200
Northern Europe & Central Asia	1,444	1,084	151	2,679
Western & Central Europe	1,544	2,613	257	4,414
Mediterranean	2,483	2,782	365	5,630
Middle East	1,707	1,760	329	3,796
Sub Saharan Africa	1,202	1,401	348	2,951
India	637	657	57	1,351
China & North East Asia	2,880	1,599	128	4,607
South East Asia & Oceania	1,746	1,754	143	3,643
Other	1,378	67	206	1,651

Total	25,472	20,080	2,420	47,972

Share of Total	53%	42%	5%	100%

Year to date, SEK million Jan - Jun 2010	Networks	Global Services	Multimedia	Total
North America	14,164	7,844	540	22,548
Latin America	4,487	3,300	377	8,164
Northern Europe & Central Asia	2,607	2,048	324	4,979
Western & Central Europe	3,819	5,340	490	9,649
Mediterranean	4,912	5,150	628	10,690
Middle East	3,701	3,464	579	7,744
Sub Saharan Africa	2,121	2,667	581	5,369
India	2,053	1,334	267	3,654
China & North East Asia	5,966	3,346	245	9,557
South East Asia & Oceania	3,374	3,538	248	7,160
Other	2,972	147	451	3,570

Total	50,176	38,178	4,730	93,084

Share of Total	54%	41%	5%	100%

Top 5 Countries in Sales

Country	Q2 2009	Q2 2010	Jan - Jun 2009	Jan - Jun 2010
United States	10%	26%	9%	22%
China	11%	6%	9%	6%
Italy	5%	5%	5%	4%
United Kingdom	4%	3%	4%	4%
Japan	2%	4%	3%	4%

Ericsson Second Quarter Report 2010, July 23, 2010	30

Provisions

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Opening balance	14,350	12,592	13,957	12,386	12,431	12,064
Additions	1,672	3,710	2,169	3,591	1,777	2,416
Utilization/Cash out	-3,052	-1,982	-3,083	-2,612	-1,565	-1,498
Of which restructuring	-1,179	-753	-1,241	-1,075	-677	-701
Reversal of excess amounts	-287	-146	-121	-1,193	-498	-346
Reclassification, translation difference and other	-91	-217	-536	259	-81	425

Closing balance	12,592	13,957	12,386	12,431	12,064	13,061

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Opening balance	14,350	14,350	14,350	14,350	12,431	12,431
Additions	1,672	5,382	7,551	11,142	1,777	4,193
Utilization/Cash out	-3,052	-5,034	-8,117	-10,729	-1,565	-3,063
Of which restructuring	-1,179	-1,932	-3,173	-4,248	-677	-1,378
Reversal of excess amounts	-287	-433	-554	-1,747	-498	-844
Reclassification, translation difference and other	-91	-308	-844	-585	-81	344

Closing balance	12,592	13,957	12,386	12,431	12,064	13,061

Number of Employees

	2009				2010
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
North America	5,447	5,284	11,199	11,222	13,450	13,857
Latin America	8,031	7,858	5,721	6,055	6,134	6,150
Northern Europe & Central Asia1 )	21,410	21,200	22,103	21,993	21,813	21,806
Western & Central Europe	11,615	11,822	11,701	11,622	11,418	11,174
Mediterranean	10,013	10,061	10,019	9,509	10,884	10,857
Middle East	3,945	3,867	3,778	3,744	3,598	3,568
Sub Saharan Africa	1,832	1,853	2,202	2,104	2,044	1,944
India	3,375	3,614	3,798	4,184	4,726	5,408
China & North East Asia	6,029	6,409	6,773	6,894	7,400	7,668
South East Asia & Oceania	5,223	5,280	5,232	5,166	5,070	4,981

Total	76,920	77,248	82,526	82,493	86,537	87,413

1) Of which Sweden	18,812	18,605	18,311	18,217	18,082	18,070

Information on investments in assets subject to depreciation, amortization, impairment and write-downs

	2009				2010
SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Additions
Property, plant and equipment	1,018	1,189	690	1,110	659	1,016
Capitalized development expenses	209	327	245	662	278	724
IPR, brands and other intangible assets	7	50	438	5,941	622	521

Total	1,234	1,566	1,373	7,713	1,559	2,261

Depreciation, amortization and impairment losses
Property, plant and equipment	817	844	776	1,065	796	901
Capitalized development expenses	202	173	177	251	168	192
IPR, brands and other intangible assets1)	833	2,095	2,315	2,575	2,169	1,211

Total	1,852	3,112	3,268	3,891	3,133	2,304

1) Of which restructuring costs	—	1,275	1,509	1,471	945	—

Ericsson Second Quarter Report 2010, July 23, 2010	31

Other Information

	Apr - Jun		Jan - Jun		Jan - Dec
	2009	2010	2009	2010	2009
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,273	3,273	3,273	3,273
of which class A-shares (million)	262	262	262	262	262
of which class B-shares (million)	3,011	3,011	3,011	3,011	3,011
Number of treasury shares, end of period (million)	84	76	84	76	79
Number of shares outstanding, basic, end of period (million)	3,189	3,197	3,189	3,197	3,194
Numbers of shares outstanding, diluted, end of period (million)	3,210	3,221	3,210	3,221	3,216
Average number of treasury shares (million)	76	77	68	77	75
Average number of shares outstanding, basic (million)	3,188	3,196	3,188	3,196	3,190
Average number of shares outstanding, diluted (million)1)	3,210	3,221	3,209	3,220	3,212
Earnings per share, basic (SEK)	0.26	0.59	0.80	0.98	1.15
Earnings per share, diluted (SEK)1)	0.26	0.58	0.79	0.98	1.14

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	—	—	121	133	106
Inventory turnover days	79	81	78	81	68
Payable days	55	57	59	61	57
Equity ratio (%)	—	—	50.8%	50.7%	52.3%
Return on equity (%)	2.3%	5.4%	3.6%	4.5%	2.6%
Return on capital employed (%)	2.6%	7.7%	4.6%	6.3%	4.3%
Capital turnover (times)	1.1	1.1	1.1	1.0	1.1
Payment readiness, end of period	—	—	87,270	79,290	88,960
Payment readiness, as percentage of sales	—	—	42.9%	42.6%	43.1%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	10.89	9.82	10.63
- closing rate	—	—	10.82	9.52	10.30
SEK/USD - average rate	—	—	8.09	7.38	7.63
- closing rate	—	—	7.66	7.75	7.18

Other
Export sales from Sweden	25,698	23,477	48,014	44,186	94,829

Ericsson Planning Assumptions for Year 2010

Research and development expenses

We estimate R&D expenses for the full year 2010 to be at around SEK 28-30 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2010, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2010 is stated in the Annual Report 2009.

Ericsson Second Quarter Report 2010, July 23, 2010	32

Consolidated Operating Income excl. Restructuring Charges

	2009				2010
SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	49,569	52,142	46,433	58,333	45,112	47,972
Cost of sales	-31,585	-33,215	-29,623	-37,675	-27,727	-29,258

Gross income	17,984	18,927	16,810	20,658	17,385	18,714
Gross margin (%)	36.3%	36.3%	36.2%	35.4%	38.5%	39.0%

Research and development expenses	-6,802	-6,761	-6,418	-7,029	-7,265	-7,133
Selling and administrative expenses	-6,809	-6,886	-5,164	-7,014	-5,881	-6,752

Operating expenses	-13,611	-13,647	-11,582	-14,043	-13,146	-13,885

Other operating income and expenses	342	1,640	222	878	302	500

Operating income before share in earnings of JV and associated companies	4,715	6,920	5,450	7,493	4,541	5,329
Operating margin before share in earnings of JV and associated companies (%)	9.5%	13.3%	11.7%	12.8%	10.1%	11.1%
Share in earnings of JV and associated companies	-2,170	-1,997	-1,480	-431	-260	-142

Operating income	2,545	4,923	3,970	7,062	4,281	5,187

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1.19	1.53	1.21	1.37	0.96	1.10
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1.19	1.52	1.20	1.36	0.96	1.09

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Restructuring Charges by Function

SEK million Isolated quarters, SEK million	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	-371	-1,317	-832	-1,660	-800	-977
Research and development expenses	-278	-1,690	-1,800	-2,277	-261	-619
Selling and administrative expenses	-53	-558	-115	-308	-1,127	-404

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-3,565	-2,747	-4,245	-2,188	-2,000

Share in Sony Ericsson charges	-66	-5	-9	-797	-15	-147
Share in ST-Ericsson charges	-2	-140	-70	-233	-97	-19

Subtotal Sony Ericsson and ST-Ericsson	-68	-145	-79	-1,030	-112	-166

Total	-770	-3,710	-2,826	-5,275	-2,300	-2,166

Restructuring Charges by Segment

SEK million Isolated quarters, SEK million	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-502	-2,283	-2,407	-3,166	-1,450	-885
Global Services	-190	-982	-311	-951	-680	-954
Of which Professional Services	-175	-767	-252	-850	-588	-830
Of which Network Rollout	-15	-215	-59	-101	-92	-124
Multimedia	-10	-277	-28	-70	-45	-153
Unallocated	—	-23	-1	-58	-13	-8

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-3,565	-2,747	-4,245	-2,188	-2,000

Sony Ericsson	-66	-5	-9	-797	-15	-147
ST-Ericsson	-2	-140	-70	-233	-97	-19

Subtotal Sony Ericsson and ST-Ericsson	-68	-145	-79	-1030	-112	-166

Total	-770	-3,710	-2,826	-5,275	-2,300	-2,166

Ericsson Second Quarter Report 2010, July 23, 2010	33

Operating Income by Segment excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	3,569	3,548	3,545	5,294	2,990	3,392
Global Services1)	1,710	3,231	1,737	2,027	2,005	2,331
Of which Professional Services	1,924	3,032	1,880	2,197	2,007	2,161
Of which Network Rollout	-214	199	-143	-170	-2	170
Multimedia	54	295	358	333	-290	-326
Unallocated 2)	-77	-300	-167	-229	-145	-119

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,256	6,774	5,473	7,425	4,560	5,278

Sony Ericsson	-2,004	-1,538	-1,027	-247	91	281
ST-Ericsson 3)	-707	-313	-476	-118	-370	-372

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-1,851	-1,503	-365	-279	-91

Total	2,545	4,923	3,970	7,060	4,281	5,187

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	12%	12%	14%	17%	12%	13%
Global Services1)	10%	16%	9%	9%	11%	12%
Of which Professional Services	15%	22%	15%	13%	15%	15%
Of which Network Rollout	-5%	3%	-2%	-3%	0%	3%
Multimedia	2%	9%	11%	10%	-13%	-13%

Subtotal excluding Sony Ericsson and ST- Ericsson	11%	13%	12%	13%	10%	11%

EBITA by Segment excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	4,106	4,079	3,962	5,963	3,869	4,240
Global Services1)	1,796	3,316	1,982	2,210	2,176	2,477
Of which Professional Services	2,000	3,106	2,115	2,353	2,150	2,276
Of which Network Rollout	-204	210	-133	-143	26	201
Multimedia	259	503	496	584	-116	-109
Unallocated 2)	-73	-304	-161	-226	-145	-119

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	6,088	7,594	6,279	8,531	5,784	6,489

Sony Ericsson	-2,004	-1,538	-1,027	-247	91	281
ST-Ericsson 3)	-707	-313	-476	-118	-370	-372

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-1,851	-1,503	-365	-279	-91

Total	3,377	5,743	4,776	8,166	5,505	6,398

EBITA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2
Networks1)	14%	14%	16%	19%	16%	17%
Global Services1)	10%	17%	11%	10%	12%	12%
Of which Professional Services	16%	22%	17%	14%	16%	15%
Of which Network Rollout	-4%	4%	-2%	-2%	1%	4%
Multimedia	8%	15%	15%	17%	-5%	-5%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	15%	14%	15%	13%	14%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Second Quarter Report 2010, July 23, 2010	34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 23, 2010